                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
           Under the Securities Exchange Act of 1934 (Amendment No. )*


                          CENTURA SOFTWARE CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   15640W 10 3
                                 (CUSIP Number)

                                 Dennis I. Simon
                      Newport Acquisition Company No. 2 LLC
                      c/o Crossroads Capital Partners, LLC
                           1600 Dove Street, Suite 300
                             Newport Beach, CA 92660
                                 (714) 261-1600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 WITH A COPY TO:
                               L. William Caraccio
                          Pillsbury Madison & Sutro LLP
                               2550 Hanover Street
                            Palo Alto, CA 94304-1115
                                 (650) 233-4500

                                FEBRUARY 27, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages


-------------------------------------------------------------------------------------------------------------------------------
CUSIP No.  15640W 10 3

-------------------------------------------------------------------------------------------------------------------------------
    1        NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             (ENTITIES ONLY)            Newport Acquisition Company No. 2 LLC    52-2085075

-------------------------------------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2        (a)  |_|
             (b)  |_|

-------------------------------------------------------------------------------------------------------------------------------
    3        SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
    4        SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                                            WC

-------------------------------------------------------------------------------------------------------------------------------
    5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                                   |_|

-------------------------------------------------------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware, U.S.A.

-------------------------------------------------------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER                                11,415,094

         NUMBER OF                       --------------------------------------------------------------------------------------
           SHARES                   8      SHARED VOTING POWER                               Not Applicable
        BENEFICIALLY
       OWNED BY EACH                     --------------------------------------------------------------------------------------
         REPORTING                  9      SOLE DISPOSITIVE POWER                            11,415,094
        PERSON WITH
                                         --------------------------------------------------------------------------------------
                                   10      SHARED DISPOSITIVE POWER                          Not Applicable

-------------------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
             EACH REPORTING PERSON                                                           11,415,094

-------------------------------------------------------------------------------------------------------------------------------
    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                                                                   |_|

-------------------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)                                                                                     38.7%

-------------------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                                   OO
-------------------------------------------------------------------------------------------------------------------------------

                               Page 2 of 11 Pages

-------------------------------------------------------------------------------------------------------------------------------
CUSIP No.  15640W 10 3

-------------------------------------------------------------------------------------------------------------------------------
    1        NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             (ENTITIES ONLY)            Crossroads Capital Partners, LLC    33-0749571

-------------------------------------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2        (a)  |_|
             (b)  |_|

-------------------------------------------------------------------------------------------------------------------------------
    3        SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
    4        SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                                            WC

-------------------------------------------------------------------------------------------------------------------------------
    5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                                   |_|

-------------------------------------------------------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION                   California, U.S.A.

-------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER                                 Not Applicable

         NUMBER OF                       --------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER                               11,415,094
        BENEFICIALLY
       OWNED BY EACH                     --------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER                            Not Applicable
        PERSON WITH
                                         --------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER                          11,415,094

-------------------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
             EACH REPORTING PERSON                                                           11,415,094

-------------------------------------------------------------------------------------------------------------------------------
    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                                                                   |_|

-------------------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)                                                                                     38.7%

-------------------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                                   OO
-------------------------------------------------------------------------------------------------------------------------------

                               Page 3 of 11 Pages

-------------------------------------------------------------------------------------------------------------------------------
CUSIP No.  15640W 10 3

-------------------------------------------------------------------------------------------------------------------------------
    1        NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             (ENTITIES ONLY)            Rubin Pachulski Dew Properties, LLC    95-4649433

-------------------------------------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2        (a)  |_|
             (b)  |_|

-------------------------------------------------------------------------------------------------------------------------------
    3        SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
    4        SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                                            WC

-------------------------------------------------------------------------------------------------------------------------------
    5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                                   |_|

-------------------------------------------------------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION                   California, U.S.A.

-------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER                                 Not Applicable

          NUMBER OF                      --------------------------------------------------------------------------------------
            SHARES                 8       SHARED VOTING POWER                               Not Applicable
         BENEFICIALLY
        OWNED BY EACH                    --------------------------------------------------------------------------------------
          REPORTING                9       SOLE DISPOSITIVE POWER                            Not Applicable
         PERSON WITH
                                         --------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER                          2,073,742

-------------------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
             EACH REPORTING PERSON                                                           2,073,742

-------------------------------------------------------------------------------------------------------------------------------
    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                                                                   |_|

-------------------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)                                                                                      7.0%

-------------------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                                   OO
-------------------------------------------------------------------------------------------------------------------------------

                               Page 4 of 11 Pages

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Centura Software Corporation, a California corporation (the "Issuer"). The Issuer's principal executive offices are located at 975 Island Drive, Redwood Shores, California 94065.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c)  This statement is filed by the following parties:

         (i) Newport Acquisition Company No. 2 LLC, a Delaware limited liability company ("Newport"). The principal business of Newport is to serve as an investment holding company. Newport's address is c/o Crossroads Capital Partners, LLC, 1600 Dove Street, Suite 300, Newport Beach, CA 92660.

         (ii) Crossroads Capital Partners, LLC, a California limited liability company and the sole Managing Member of Newport ("Crossroads"). The principal business of Crossroads is to provide merchant banking services for undervalued companies. Crossroads' address is 1600 Dove Street, Suite 300, Newport Beach, California 92660. The Managing Member of Crossroads is Dennis I. Simon, an individual whose business address is 1600 Dove Street, Suite 300, Newport Beach, California 92660. The principal occupation of Mr. Simon is to serve as the Managing Member of Crossroads.

         (iii) Rubin Pachulski Dew Properties, LLC, a California limited liability company and a non-managing Member of Newport ("RPD"). The principal business of RPD is real estate investments. RPD's address is 10351 Santa Monica Boulevard, Suite 410, Los Angeles, California 90025. The Managing Members of RPD are Stewart Rubin, Richard Pachulski and Scott Dew. The business address of Messrs. Rubin, Pachulski and Dew is 10351 Santa Monica Boulevard, Suite 410, Los Angeles, California 90025. The principal occupation of Mr. Rubin is real estate investor. The principal occupation of Mr. Pachulski is attorney-at-law. The principal occupation of Mr. Dew is real estate investor.

         (d) During the last five years, neither Newport, Crossroads or RPD, nor, to such parties' knowledge, any of the other persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding.

         (e) During the last five years, neither Newport, Crossroads or RPD, nor, to such parties' knowledge, any of the other persons with respect to whom information is given in response to this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) To the knowledge of Newport, Crossroads and RPD, all of the persons with respect to whom information is given in response to this Item 2 are citizens of the United States.

                               Page 5 of 11 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to that certain Note Conversion Agreement dated as of February 27, 1998 by and between Centura Software Corporation, a California corporation (the "Issuer"), and Newport (the "Conversion Agreement"), Newport converted the aggregate amount of principal and accrued interest under that certain Floating Rate Convertible Subordinated Note Due 1998 (the "Note") into an aggregate of 11,415,094 shares of Common Stock of the Issuer (the "Common Stock"). As of February 27, 1998, the aggregate amount of principal and accrued interest under the Note was $12,251.771.19. Newport acquired the Note at a discount from Computer Associates International, Inc., a Delaware corporation ("Computer Associates"), pursuant to that certain Note Purchase and Sale Agreement dated as of February 27, 1998 by and among the Issuer, Newport and Computer Associates. The consideration paid by Newport to Computer Associates to acquire the Note was originally obtained by Newport in the form of capital contributions from each member of Newport at the time the limited liability company was formed.

         The foregoing summary of the Conversion Agreement is qualified in its entirety by reference to the form of Conversion Agreement included as Exhibit
99.1 to this Schedule 13D and incorporated herein in its entirety by reference.


ITEM 4.  PURPOSE OF TRANSACTION.

         As disclosed in Item 3 above, on February 27, 1998 (the "Closing Date"), Newport purchased the Note and converted it into 11,415,094 shares of Common Stock of Issuer, pursuant to the terms and conditions of the Conversion Agreement. The Common Stock was acquired by Newport solely for investment purposes.

         In connection with the closing of the Conversion Agreement, the Issuer and Newport entered into an Investor Rights Agreement dated as of February 27, 1998, pursuant to which the Issuer has agreed to file, not later than December 30, 1998, with the Securities and Exchange Commission a registration statement on Form S-3 covering the resale of the Common Stock. In addition, the Issuer agreed that, on or after June 1, 1998, the Issuer will use its best efforts to include in any registration statement it files in connection with proposed public offerings of its equity securities all shares of Common Stock requested to be so included by the holders thereof. Pursuant to the Investor Rights Agreement, Newport and its members were granted a right of first refusal to purchase a pro rata share of any New Securities (as defined in the Investor Rights Agreement) which the Issuer may, from time to time, propose to sell and issue.

         The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the form of Investor Rights Agreement included as Exhibit 99.2 to the Schedule 13D and incorporated herein in its entirety by reference.

         Pursuant to the Conversion Agreement, effective upon the Closing Date, the Issuer adopted an amendment to its Bylaws setting the number of directors on its Board of Directors at seven (7) and appointed two (2) new directors to its Board of Directors, each of whom were nominated by Newport. Provided that Newport and/or its members and successors thereto continue to hold greater than 25% of the issued and outstanding stock of Issuer, the Issuer shall recommend in all proxy materials relating to its annual meetings of shareholders that the shareholders at each such meeting

                               Page 6 of 11 Pages
elect two individuals to the Board of Directors who are nominated by Newport (or the holders of a majority of the Common Stock if Newport has been dissolved) and the Issuer shall at each such meeting cause its designated proxyholder to vote all proxies received from shareholders in favor of such nominees, provided that such nominees are reasonably acceptable to the Issuer. Provided that Newport and/or its members or successors thereto continue to hold greater than 15% but less than or equal to 25% of the issued and outstanding stock of the Issuer, the Issuer shall recommend in such proxy materials that its shareholders at each such meeting elect one (1) individual to its Board of Directors who is nominated by Newport (or the holders of a majority of the Common Stock if Newport has been dissolved) and the Issuer shall at each such meeting cause its designated proxyholder to vote all proxies received from shareholders in favor of such nominee, provided that such nominee is reasonably acceptable to the Issuer. In the event the Issuer increases its board size above seven (7) directors prior to the next annual meeting of shareholders, the Issuer shall not be required to nominate or recommend election of additional Newport candidates to the Board of Directors other than as set forth above, provided that the number of directors who are officers, employees or paid full-time consultants of the Issuer is not greater than two (2). In addition, the Issuer has agreed that the Compensation Committee of the Board of Directors shall be comprised of three (3) directors and shall include one (1) director who is nominated to the Board by Newport.

         Pursuant to the Conversion Agreement, effective upon the Closing Date, the Issuer adopted an amendment to its Bylaws providing that a two-thirds supermajority vote of directors be required to approve any of the following actions: (i) consolidation or merger of the Issuer with or into any other corporation in which securities possessing more than 50% of the total combined voting power of the Issuer's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction (other than a consolidation or merger in which the surviving entity is the Issuer or one of its wholly-owned subsidiaries) or transfer or sale of all or substantially all of the assets of the Issuer; and (ii) an increase in the Issuer's secured indebtedness to an aggregate amount in excess of $15 million. The Issuer agreed to not amend the foregoing supermajority Bylaws amendment without Newport's consent so long as Newport and/or its members or successors thereto continue to hold at least 7.5% of the issued and outstanding capital stock of the Issuer.

         Pursuant to the Conversion Agreement, effective upon the Closing Date, the Issuer amended that certain Preferred Shares Rights Agreement dated August 3, 1994 between the Issuer and Chemical Trust Company of California (the "Rights Plan"), to provide that (i) the sale of the Common Stock to Newport under the Conversion Agreement is not deemed to be a Triggering Event (as defined in the Rights Plan), (ii) neither Newport nor any of its members, affiliates, associates, representatives or control persons shall be deemed an "Acquiring Person" under the Rights Plan and (iii) Newport's nominees to the Board of Directors shall be deemed "continuing directors" under the Rights Plan.

         Pursuant to the Conversion Agreement, on the Closing Date, the Issuer consummated a private placement of approximately 2,300,000 shares of its common stock at a purchase price of $1.06 per share, and issued to the purchasers thereof warrants to acquire approximately 583,000 shares of common stock at an exercise price of $1.25 per share. None of the reporting persons under this
Schedule 13D acquired shares of the Issuer in such private placement.

         Pursuant to the Conversion Agreement, Newport agreed that, in the event that a shareholder vote is solicited by the Issuer to amend and restate its Articles of Incorporation, Newport will vote in favor of proposed amendments to effect any of the following measures: (i) a reverse stock split of

                               Page 7 of 11 Pages
the Issuer's capital stock in a ratio reasonably recommended by the Issuer's executive management, (ii) reincorporation of the Issuer into Delaware, and
(iii) an increase in the total number of authorized shares of the Issuer's Common Stock (subject to certain conditions). Also pursuant to the Conversion Agreement, Newport agreed that during the period commencing two weeks prior to the Closing Date and continuing through the date on which Newport holds 5% or less of the common stock acquired thereunder, Newport will not directly or indirectly engage in short sales, derivative transactions or any similar hedging techniques of strategies involving any Common Stock of Issuer.

         The foregoing summary of the Conversion Agreement is qualified in its entirety by reference to the form of Conversion Agreement included as Exhibit
99.1 to this Schedule 13D and incorporated herein in its entirety by reference.

         Except as disclosed above, Newport has no present plans or proposals with respect to the Issuer that relate to or could result in the occurrence of any of the following events:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
         (e) Any material change in the present capitalization or dividend policy of the Issuer;
         (f) Any other material change in the Issuer's business or corporate structure;
         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or
         (j)      Any action similar to any of those enumerated above.

Notwithstanding the foregoing, Newport reserves the right to develop such plans or proposals and may hereafter develop such plans or proposals with respect to the Issuer.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As a result of Newport's conversion of the Note, Newport beneficially owns 11,415,094 shares of Common Stock on the date hereof, or approximately 38.7% of the 29,526,171 shares of Issuer's common stock that would be issued and outstanding as of February 27, 1998. Newport may be deemed to have the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 11,415,094 shares of Common Stock owned of record by it.

         As a result of Crossroads' ownership of a 15% equity interest in Newport, Crossroads may be deemed to have indirect beneficial ownership of 1,712,263 shares of Common Stock on the date

                               Page 8 of 11 Pages
hereof, or approximately 5.8% of the shares of Issuer's common stock that would be issued and outstanding as of February 27, 1998. In addition, as a result of Crossroads' role as the Managing Member of Newport, pursuant to which Crossroads has the authority to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 11,415,094 shares of Common Stock owned of record by Newport, Crossroads may be deemed to have indirect beneficial ownership of the 11,415,094 shares of Common Stock owned of record by Newport.

         As a result of RPD's ownership of an 18.2% equity interest in Newport, RPD may be deemed to have indirect beneficial ownership of 2,073,742 shares of Common Stock of the Issuer, or approximately 7.0% of the shares of Issuer's common stock that would be issued and outstanding as of February 27, 1998.

         To the knowledge of Newport, Crossroads and RPD, no shares of Common Stock are beneficially owned by any other persons, except for such indirect beneficial ownership by Newport's members arising solely from the purchase of the Common Stock by Newport.

         (c) Except as disclosed herein, neither Newport, Crossroads nor RPD, nor, to the knowledge of Newport, Crossroads and RPD, any person with respect to whom information is given in the Schedule 13D, has effected any transaction in the Common Stock during the past sixty (60) days.

         (d) Except for Newport and its members (including without limitation Crossroads and RFD), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. Newport anticipates that, following the Closing Date under the Conversion Agreement, Sterling Centura Software LLC, a nonmanaging member of Newport which owns a 30.0% equity interest in Newport, will withdraw from Newport and receive in redemption of its membership interest 3,424,528 shares of the Common Stock, constituting approximately 11.6% of the shares of Issuer's common stock that would be issued and outstanding as of February 27, 1998. At such time as the sale of the Common Stock has been registered under and in accordance with the Investor Rights Agreement, any other member of Newport (including without limitation Crossroads and RPD) may redeem all or any portion of such member's interest in Newport in return for a distribution to such member of the percentage of the shares of Common Stock of the Issuer allocated to such member. In no event will Crossroads be allowed to redeem more than 80% of its membership interest in Newport.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in Item 4 and Item 5, Newport, Crossroads and RPD have no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any security of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                               Page 9 of 11 Pages

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         EXHIBIT NO.

         99.1 Note Conversion Agreement dated February 27, 1998 between Issuer and Newport (excluding exhibits thereto).

         99.2 Investor Rights Agreement dated February 27, 1998 between Issuer and Newport (excluding exhibits thereto).

         99.3 Agreement to Jointly File Schedule 13D dated March 6, 1998 among Newport, Crossroads and RPD.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  March 6, 1998.

                            NEWPORT ACQUISITION COMPANY NO. 2 LLC

                            By: Crossroads Capital Partners, LLC, as Managing Member



                            By           /S/ DENNIS SIMON
                               ------------------------------------------------
                                          Dennis I. Simon
                                          Managing Member
                                   (Principal Executive Officer)




                            CROSSROADS CAPITAL PARTNERS, LLC



                            By           /S/ DENNIS SIMON
                               ------------------------------------------------
                                          Dennis I. Simon
                                          Managing Member


                                         /S/ DENNIS SIMON
                            ---------------------------------------------------
                                        Dennis I. Simon

                               Page 10 of 11 Pages

                            RUBIN PACHULSKI DEW PROPERTIES, LLC



                            By           /S/ SCOTT DEW
                            ---------------------------------------------------
                                           Scott Dew
                                        Managing Member




                                       /S/ STEWART RUBIN
                            ---------------------------------------------------
                                         Stewart Rubin



                                     /S/ RICHARD PACHULSKI
                            ---------------------------------------------------
                                       Richard Pachulski



                                         /S/ SCOTT DEW
                            ---------------------------------------------------
                                           Scott Dew


                               Page 11 of 11 Pages